Exhibit 99.1

Exhibit 99.1
ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230
Announcement to the Market
Tier 2 Subordinated Notes
Itaú Unibanco Holding S.A. (“Company”) hereby announces to the market that it had issued Tier 2 Subordinated Notes (“Notes”), in the total amount of R$ 5.5 billion, in private negotiations with professional investors. The Notes have ten years of maturity with call options starting on 2026, subject to prior authorization by the Central Bank of Brazil.
The Financial Bills are authorized to compose the Tier 2 Capital of the Company’s Regulatory Capital with an estimated impact of 52 bps on the Company’s Tier 2 capital ratio, in accordance with Resolution No. 122 of August 2, 2021 of the Central Bank of Brazil.
São Paulo (State of São Paulo), September 21, 2021.
RENATO LULIA JACOB
Head of Investor Relations and Market Intelligence
Note: This announcement to the market shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.